Exhibit 1
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
The Board of the Company is pleased to announce the unaudited condensed consolidated results of the Group for the first three quarters ended 30 September 2008.
GROUP RESULTS
China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the “Group”) for the first three quarters ended 30 September 2008.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 SEPTEMBER 2008
(All amounts in Renminbi (“RMB”) thousands)

		Unaudited	Audited
		30 September	31 December
	Note	2008	2007
ASSETS
Non-current assets
Property, plant and equipment		111,758,892	116,162,165
Goodwill		2,770,983	3,143,983
Other assets		9,697,876	12,855,199
Deferred income tax assets		489,293	426,902

		124,717,044	132,588,249

Current assets
Inventories		827,689	2,528,364
Accounts receivable, net		2,496,480	3,211,154
Prepayments and other current assets		1,732,639	3,516,279
Amounts due from related parties		84,844	109,096
Amounts due from Domestic Carriers		162,288	149,736
Short-term bank deposits		155,867	644,016
Cash and cash equivalents		3,888,393	6,675,476

		9,348,200	16,834,121

Assets classified as held for sale	6	12,747,957	—

Total assets		146,813,201	149,422,370

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,439,683	1,436,908
Share premium		64,568,717	64,320,066
Reserves		3,976,367	3,968,515
Retained profits
- Proposed 2007 final dividend		—	2,726,858
- Others		31,745,105	24,760,833

		101,729,872	97,213,180

Minority interest in equity		5,386	3,914

Total equity		101,735,258	97,217,094

		Unaudited	Audited
		30 September	31 December
	Note	2008	2007
LIABILITIES
Non-current liabilities
Long-term bank loans	3	—	1,660,921
Obligations under finance leases		2,575	3,882
Deferred income tax liabilities		5,109	5,864
Deferred revenue		566,309	1,303,015

		573,993	2,973,682

Current liabilities
Payables and accrued liabilities		26,930,665	32,031,307
Taxes payable		1,283,996	1,239,512
Amounts due to China United Telecommunications Corporation		27,875	820,699
Amounts due to related parties		878,380	769,558
Amounts due to Domestic Carriers		652,076	600,283
Current portion of long-term bank loans	3	1,363,659	2,191,382
Current portion of obligations under finance leases		171	1,448
Advances from customers		6,906,237	11,577,405
Dividends payable		149,000	—

		38,192,059	49,231,594

Liabilities classified as held for sale	6	6,311,891	—

Total liabilities		45,077,943	52,205,276

Total equity and liabilities		146,813,201	149,422,370

Net current liabilities		(22,407,793)	(32,397,473)

Total assets less current liabilities		102,309,251	100,190,776

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2008
(All amounts in RMB thousands, except per share data)

		Unaudited
		Nine months ended
		30 September
			2007
			(As restated)
	Note	2008	(Note 9)
Continuing operations
Revenue (Turnover)
GSM business		48,452,970	47,148,926
Data and Internet business		2,381,609	2,323,974
Long Distance business		1,605,188	1,451,441

Total service revenue		52,439,767	50,924,341
Sales of telecommunications products		38,770	8,803

Total revenue		52,478,537	50,933,144

Leased lines and network capacities		(565,714)	(474,441)
Interconnection charges		(6,852,571)	(6,246,278)
Depreciation and amortisation		(16,150,278)	(16,547,583)
Employee benefit expenses		(4,161,905)	(3,881,495)
Selling and marketing		(8,195,286)	(7,887,796)
General, administrative and other expenses		(9,193,542)	(8,388,349)
Cost of telecommunications products sold		(457,565)	(168,070)
Financial gain		108,647	42,226
Interest income		121,809	127,051
Realised loss on changes in fair value of derivative component of convertible bonds		—	(568,860)
Other gains — net		83,458	42,392

Profit before income tax		7,215,590	6,981,941
Income tax expenses	4	(1,905,430)	(2,452,753)

Profit from continuing operations		5,310,160	4,529,188

Discontinued operations
Profit from discontinued operations	6	1,680,271	654,893

Profit for the period		6,990,431	5,184,081

		Unaudited
		Nine months ended
		30 September
			2007
			(As restated)
	Note	2008	(Note 9)
Attributable to:
Equity holders of the Company		6,988,959	5,183,027
Minority interest		1,472	1,054

		6,990,431	5,184,081

Earnings per share for profit attributable to the equity holders of the Company
- basic (RMB)	5	0.512	0.404
- diluted (RMB)	5	0.507	0.400

Earnings per share for profit from continuing operations attributable to the equity holders of the Company
- basic (RMB)	5	0.389	0.353
- diluted (RMB)	5	0.385	0.350

Earnings per share for profit from discontinued operations attributable to the equity holders of the Company
- basic (RMB)	5	0.123	0.051
- diluted (RMB)	5	0.122	0.050

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2008
(All amounts in RMB thousands)

		Unaudited
		Nine months ended
		30 September
			2007
			(As restated)
	Note	2008	(Note 9)
Continuing operations
Net cash inflow from operating activities		22,188,230	24,244,458
Net cash outflow from investing activities		(16,411,491)	(15,486,851)
Net cash outflow from financing activities		(4,615,495)	(13,025,259)

Net cash inflow/(outflow) from continuing operations		1,161,244	(4,267,652)
Net cash inflow from discontinued operations	6	633,149	470,504

Increase/(decrease) in cash and cash equivalents		1,794,393	(3,797,148)
Cash and cash equivalents at beginning of period		6,675,476	12,243,191
Less: Cash and cash equivalents included in the disposal group	6	(4,581,476)	—

Cash and cash equivalents at end of period		3,888,393	8,446,043

Analysis of the balances of cash and cash equivalents:
Cash balances		3,849	2,623
Bank balances		3,884,544	8,443,420

		3,888,393	8,446,043

NOTES (All amounts in RMB thousands unless otherwise stated)
1.	GENERAL INFORMATION

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. On 15 October 2008, the name of the Company was changed from “China Unicom Limited ” to “China Unicom (Hong Kong) Limited ”. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as “the Group”. The address of its registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

Purchase of assets and business of Guizhou branch of Unicom Group (hereinafter referred to as “Business Combination”)

Pursuant to an asset transfer agreement entered into between China United Network Communications Corporation Limited (“CUCL”, formerly known as “China Unicom Corporation Limited”, a wholly-owned subsidiary of the Company) and China United Telecommunications Corporation (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”, the ultimate holding company of the Company) on 16 November 2007, CUCL agreed to purchase the GSM cellular telecommunication assets and business, and the CDMA cellular telecommunication business (operated through a leasing of CDMA network capacity from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”, a wholly-owned subsidiary of Unicom Group)) of the Guizhou branch of Unicom Group (“Guizhou Business”) at a cash consideration of RMB880 million. The consideration for the Business Combination was determined with reference to the results of a business valuation using methods commonly used in capital market transactions in the telecommunications industry and the negotiations between the parties. In addition, pursuant to the asset transfer agreement, the profit or loss of the Guizhou Business for the period from 31 December 2006 to the effective date of the Business Combination was transferred to Unicom Group.

The aforementioned Business Combination became effective on 31 December 2007, when all the conditions to the Business Combination were satisfied and cash consideration was settled by CUCL. Upon the completion of the Business Combination, the cellular telecommunications business operations of CUCL have been expanded to all provinces, municipalities and autonomous regions in the PRC.

The Company has adopted merger accounting to account for this Business Combination of entities and businesses under the common control of Unicom Group in accordance with Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

Disposal of the Group’s CDMA business to China Telecom Corporation Limited (“China Telecom”)

On 2 June 2008, the Company, CUCL and China Telecom entered into the CDMA business framework agreement (the “Framework Agreement”), which sets out the terms and conditions on which the Company, CUCL and China Telecom will proceed with the CDMA business disposal whereby CUCL will sell, and China Telecom will purchase, the CDMA business operated by the Group. The CDMA business was defined in the Framework Agreement to include the CDMA mobile telecommunication operations, and its related assets (including certain jointly used CDMA base stations to be agreed between CUCL and China Telecom) and liabilities owned and operated by CUCL. Pursuant to the Framework Agreement, the consideration for the proposed CDMA business disposal is RMB43.8 billion and will be payable by China Telecom to the Group in cash in three installments and the consideration is subject to a price adjustment mechanism which is based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008. Based on the CDMA service revenue generated by the Group for the six months ended 30 June 2007 and 30 June 2008, and as agreed by the Company and China Telecom, there will be no adjustment to the consideration as a result of the price adjustment mechanism. The completion of the proposed CDMA business disposal is subject to various conditions as set forth in the Framework Agreement.

On 27 July 2008, the Company, CUCL and China Telecom further entered into the CDMA business disposal agreement (the “Disposal Agreement”). Pursuant to the Disposal Agreement , the Company and CUCL have agreed to sell and China Telecom agreed to purchase: (i) the entire CDMA operation, which is owned and operated by CUCL, together with the assets of CUCL which are relevant to the CDMA operations and the rights and liabilities of CUCL relating to its CDMA subscribers, immediately prior to the completion date; (ii) the entire equity interest in China Unicom (Macau) Company Limited (“Unicom Macau”, a subsidiary of the Company); and (iii) 99.5% of the equity interest in Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”, a subsidiary of CUCL) representing the entire equity interest in Unicom Huasheng held by CUCL (collectively referred to as the “CDMA Business”). The scope of the CDMA Business is set out in the Disposal Agreement and the detailed items will be confirmed by the Company, CUCL and China Telecom in a final list of the detailed items of the CDMA Business which will be agreed and finalised on or before the delivery date of the CDMA Business.

An extraordinary general meeting of the shareholders of the Company was held on 16 September 2008 at which the shareholders approved the above Disposal Agreement. As all of the conditions of the CDMA Business disposal as specified in the Disposal Agreement have been satisfied or are deemed to have been satisfied, the CDMA Business disposal was completed on 1 October 2008. For details, please refer to the section headed “Recent Developments”of this announcement.

As previously disclosed in the circular (the “CDMA Circular”) dated 1 August 2008 issued by the Company in relation to, amongst others, the CDMA Business disposal, the estimated gain before tax arising from disposal of CDMA Business was approximately RMB37.56 billion under Hong Kong Financial Reporting Standards (“HKFRS”). For details of calculation of the estimated gain before tax, please refer to section 6 “Financial effects of the CDMA business disposal” of “Letter from the Board” in the CDMA Circular. The amount to be recognised in the consolidated income statement of the Group for the year ending 31 December 2008 might be different from the estimated gain disclosed above and will only be finalised when the detailed items of the CDMA Business are agreed by the Company, CUCL and China Telecom on or before the delivery date which is a date within 60 days after 1 October 2008, i.e. the completion date of the CDMA Business disposal.

Merger between the Company and China Netcom Group Corporation (Hong Kong) Limited (a company incorporated in Hong Kong with limited liability, hereinafter referred to as ”China Netcom”) by way of a scheme of arrangement of China Netcom

On 2 June 2008, the Company and China Netcom jointly announced that the Company had formally presented the share proposal, the American Depositary Share (“ADS”) proposal, and the option proposal to the board of directors of China Netcom, and requested the China Netcom’s board of directors to put forward the proposals to the shareholders of China Netcom to consider a merger of the Company and China Netcom (“Proposed Merger”) by way of a scheme of arrangement of China Netcom (the “Scheme”) under Section 166 of the Hong Kong Companies Ordinance.

Pursuant to the aforementioned share proposal and ADS proposal, each holder of China Netcom share and China Netcom ADS will be entitled to receive 1.508 new ordinary shares and 3.016 new ADSs of the Company, respectively, for every China Netcom share and China Netcom ADS. For the option proposal, the Company will establish a new option plan, and each holder of China Netcom option will be entitled to receive new Unicom options to acquire the Company’s shares in exchange for their outstanding China Netcom options (whether vested or not). The grant of these options will be based on a formula that values the new options of the Company received by a holder of China Netcom options equivalent to the “see-through” price of that holder’s outstanding China Netcom options.

An extraordinary general meeting of the shareholders of the Company was held on 16 September 2008 at which the shareholders approved the resolutions described above and the Scheme was sanctioned by Hong Kong High Court on 14 October 2008. As all of the conditions of the proposals and the Scheme as specified in the Scheme document had been satisfied, the Scheme became effective on 15 October 2008. For details, please refer to the section headed “Recent Developments” of this announcement.

Incorporation of Unicom Huakai Telecommunications Technology Company Limited (“Unicom Huakai”)

On 19 August 2008, CUCL set up and incorporated Unicom Huakai which is principally engaged in sales of handsets and telecommunications equipment and provision of technical services. CUCL hold 100% in the entire issued capital of Unicom Huakai. The paid-in capital of Unicom Huakai is RMB500 million. As at 30 September 2008, Unicom Huakai has not yet commenced operations.

Proposed merger between CUCL and China Netcom (Group) Company Limited (a wholly- owned foreign enterprise established in the PRC, hereinafter referred to as “CNC China”, a wholly-owned subsidiary of China Netcom)

On 15 October 2008, as part of the Company’s integration with China Netcom, the Company entered into an agreement with three of its wholly-owned subsidiaries, namely (i) China Netcom; (ii) CUCL and (iii) CNC China, pursuant to which CUCL will merge with, and absorb, CNC China. The merged company will retain the name of China United Network Communications Corporation Limited and will remain a wholly-owned subsidiary of the Company.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The basis of preparation and the significant accounting policies and estimates adopted in the preparation of the unaudited condensed consolidated financial information are consistent with those used in preparing the annual financial statements for the year ended 31 December 2007 except that the Group changed the accounting estimate on provision for subscriber points expenses for certain provincial branches, where there were stabilised and reliable historical redemption statistics available. This change of estimate resulted in the reversal of provision for subscriber points expenses for those provincial branches, based on the historical redemption statistics, amounting to approximately RMB92 million for continuing operations and approximately RMB57 million for discontinued operations for the nine months ended 30 September 2008.

Discontinued Operations

Based on the Framework Agreement dated 2 June 2008, in accordance with HKFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” issued by the HKICPA (“HKFRS 5”), the assets and liabilities of the CDMA Business disposal group, which includes the assets and liabilities of CDMA business segment of the Group, as well as certain other telecommunications network assets and other assets in certain regions (including certain jointly used CDMA base stations/auxiliary facilities and sales offices which will also be sold to China Telecom), have been classified as held for sale and are carried at the lower of their carrying amount and fair value less costs to sell since their carrying amount will be recovered principally through a sales transaction rather than through continuing use since 2 June 2008. The scope and net carrying value of such network assets and other assets may be different from the value of the detailed items of the CDMA Business to be delivered to China Telecom and will be agreed and finalised on or before the delivery date in accordance with the completion plan set out in the Disposal Agreement.

In addition, in accordance with HKFRS 5, the results and cash flows of the operations of the CDMA business segment of the Group have been presented as discontinued operations in the unaudited condensed consolidated income statement and cash flow statement of the Group for the nine months ended 30 September 2008, and the 2007 comparative figures for the unaudited condensed consolidated income statement and cash flow statement were also re-presented as discontinued operations accordingly. For details, please refer to Note 6.

As at 30 September 2008, the current liabilities of the Group exceeded the current assets by approximately RMB22.4 billion (31 December 2007: RMB32.4 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated financial information of the Group for the nine months ended 30 September 2008 have been prepared under the going concern basis.

3.	LONG-TERM BANK LOANS

On 26 September 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD700 million. This facility was split into 3 tranches (i) USD200 million 3-year loan; (ii) USD300 million 5-year loan; and (iii) USD200 million 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche, respectively. In October 2003, the Company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL. The Company has fully repaid the USD200 million 3-year loan in 2006 and the USD300 million 5-year loan in September 2008.

In October 2008, the Company has obtained consent from the relevant lenders to prepay the USD200 million 7-year loan referred to above together with accrued interest on 13 November 2008. Upon such prepayment being made, there will be no outstanding sum payable under the above loan facility.

4.	TAXATION

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and are effective from 1 January 2008 (for the nine months ended 30 September 2007: 33%). However, for entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five-year period.

5.	EARNINGS PER SHARE

Basic earnings per share for the nine months ended 30 September 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the nine months ended 30 September 2008 and 2007 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme and (ii) share options granted under the amended Share Option Scheme. For the purpose of computation of diluted earnings per share for the nine months ended 30 September 2007, the potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and are excluded from the weighted average number of ordinary shares.

The following table sets forth the computation of basic and diluted earnings per share:

	Unaudited
	Nine months ended
	30 September
		2007
	2008	(As restated)

Numerator (in RMB thousands):
Profit attributable to the equity holders of the Company
- Continuing operations	5,310,160	4,529,188
- Discontinued operations	1,678,799	653,839

	6,988,959	5,183,027

Denominator (in thousands):
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	13,656,374	12,837,035
Dilutive equivalent shares arising from share options	125,346	115,203

Shares used in computing diluted earnings per share	13,781,720	12,952,238

Basic earnings per share (in RMB)
- Continuing operations	0.389	0.353
- Discontinued operations	0.123	0.051

	0.512	0.404

Diluted earnings per share (in RMB)
- Continuing operations	0.385	0.350
- Discontinued operations	0.122	0.050

	0.507	0.400

To enable an investor to better understand the Group’s results, below are tables reconciling earnings per share to adjusted earnings per share for the Group and continuing operations respectively, excluding the realised loss on changes in fair value of derivative component of convertible bonds for the nine months ended 30 September 2007 which is not considered to be an indicator of the Group’s operating performance.

	Unaudited
	Nine months ended
	30 September
		2007
	2008	(As restated)
The Group:
Profit attributable to equity holders of the Company	6,988,959	5,183,027

Adjustment for:
Realised loss on changes in fair value of derivative component of convertible bonds	—	568,860

Adjusted profit attributable to equity holders of the Company (excluding realised loss on changes in fair value of derivative component of convertible bonds)	6,988,959	5,751,887

Adjusted basic earnings per share (excluding realised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.512	0.448

Adjusted diluted earnings per share (excluding realised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.507	0.444

Continuing operations:
Profit from continuing operations attributable to equity holders of the Company	5,310,160	4,529,188

Adjustment for:
Realised loss on changes in fair value of derivative component of convertible bonds	—	568,860

Adjusted profit from continuing operations attributable to equity holders of the Company (excluding realised loss on changes in fair value of derivative component of convertible bonds)	5,310,160	5,098,048

Adjusted basic earnings per share for continuing operations (excluding realised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.389	0.397

Adjusted diluted earnings per share for continuing operations (excluding realised loss on changes in fair value of derivative component of convertible bonds) (RMB)	0.385	0.394

6.	DISPOSAL GROUP AND DISCONTINUED OPERATIONS

Disposal Group

All the assets and liabilities related to the CDMA Business constituted a disposal group and have been presented as held for sale upon the entering of the Framework Agreement in accordance with HKFRS 5, these included the assets and liabilities of the CDMA business segment as well as certain telecommunications network assets and other assets in certain regions (including certain jointly used CDMA base stations/auxiliary facilities and sales office which will also be sold to China Telecom). The scope and net carrying value of such network assets and other assets are estimated based on the initial agreement between the Group and China Telecom, which may be different from the value of the detailed items of the CDMA Business to be delivered to China Telecom and will be agreed and finalised on or before the delivery date in accordance with the completion plan set out in the Disposal Agreement.

All the assets and liabilities classified as held for sale were remeasured to the lower of their carrying amount and fair value less costs to sell at the date of their classification on 2 June 2008 as held for sale and no further remeasurement adjustment was recorded as at 30 September 2008. In addition, the property, plant and equipment, direct incremental costs associated with upfront non-refundable revenue included in “other assets”, and deferred CDMA customer acquisition costs included in “other assets” and “prepayments and other current assets” ceased to be depreciated and amortised from 2 June 2008. The depreciation and amortisation of such assets classified as held for sale would have been approximately RMB1,385 million for the period from 2 June 2008 to 30 September 2008 if they had been subject to depreciation and amortisation during such period.

As at 30 September 2008, the following assets and liabilities of the disposal group have been classified to the assets and liabilities held for sale in the unaudited condensed consolidated balance sheet:

Unaudited
30 September 2008

Assets classified as held for sale:
Property, plant and equipment	1,924,456
Goodwill	373,000
Other assets	4,020,406
Inventories	538,840
Accounts receivable, net	645,869
Prepayments and other current assets	663,910
Cash and cash equivalents	4,581,476

Total assets of the disposal group	12,747,957

Liabilities classified as held for sale:
Deferred revenue	310,896
Deferred income tax liabilities	36,524
Payable and accrued liabilities	1,279,892
Tax payable	8,621
Advances from customers	4,675,958

Total liabilities of the disposal group	6,311,891

Total net assets of the disposal group	6,436,066

Discontinued operations
On 2 June 2008, the Group announced the proposed disposal of the CDMA Business (please refer to Note 1 for details). Accordingly, the results and cash flows of the CDMA business segment (including the CDMA business of CUCL, Unicom Huasheng and Unicom Macau) are presented in this unaudited condensed income statement and cash flow statement as discontinued operations. In addition, the elimination entries on the intersegment revenue and charges between continuing operations and discontinued operations were recorded against the discontinued operations.
The results of operations of the discontinued operations for the nine months ended 30 September 2008 and 2007 are set out below:

	Unaudited
	Nine months ended
	30 September
		2007
	2008	(As restated)
Revenue (Turnover)	22,471,431	23,944,651

Leased lines and network capacities	(6,078,672)	(6,388,817)
Interconnection charges	(1,944,295)	(1,898,730)
Depreciation and amortisation	(410,749)	(471,848)
Employee benefit expenses	(1,538,741)	(1,328,801)
Selling and marketing	(4,965,023)	(6,468,649)
General, administrative and other expenses	(2,651,493)	(2,446,966)
Cost of telecommunications products sold	(2,644,047)	(3,891,940)
Financial costs	(6,619)	(8,539)
Interest income	10,335	9,549
Other gains — net	20,431	3,304

Profit before income tax from discontinued operations	2,262,558	1,053,214
Income tax expenses	(582,287)	(398,321)

Profit after income tax from discontinued operations	1,680,271	654,893

The cash flow information of the discontinued operations for the nine months ended 30 September 2008 and 2007 is set out below:

	Unaudited
	Nine months ended
	30 September
		2007
	2008	(As restated)
Net cash inflow from operating activities	655,697	517,961
Net cash outflow from investing activities	(22,548)	(47,457)
Net cash inflow from financing activities	—	—

Net cash inflow from discontinued operations	633,149	470,504

7.	RELATED PARTY TRANSACTIONS

The Group had the following related party transactions, from continuing operations and discontinued operations, with Unicom Group and its subsidiaries included in revenue and costs and expenses:

	Unaudited
	Nine months ended
	30 September
		2007
	2008	(As restated)
Continuing operations
- Revenue	28,386	38,997
- Costs and expenses	667,590	588,424

Discontinued operations
- Revenue	—	—
- Costs and expenses	6,144,338	6,455,928

The purchase of Guizhou Business has been accounted for using merger accounting in accordance with AG 5 issued by the HKICPA. Accordingly, the transactions between Guizhou branch of Unicom Group and the Group were eliminated and not considered as related party transactions in the unaudited condensed consolidated financial information.

8.	EVENTS AFTER BALANCE SHEET DATE

Please refer to the section headed “Recent Developments” of this announcement for details.

9.	COMPARATIVE FIGURES
2007 comparative figures have been restated to reflect the effects of Business Combination under common control (i.e. the purchase of Guizhou Business), which was accounted for using merger accounting in accordance with AG 5. In addition, the results and cash flows of the CDMA business segment have been re-presented as discontinued operations in accordance with HKFRS 5 and therefore, the 2007 comparative figures of the unaudited condensed consolidated income statement and cash flow statement were also restated accordingly.

FINANCIAL OUTLINE
For the first three quarters of 2008, the Company proactively addressed various challenges including market competition and adjustments to domestic roaming tariffs. While maintaining effective business development, the Company continued to explore new markets and to keep sustainable steady growth in all businesses.
Continuing Operations (Note 1)
1.	Revenue

For the first three quarters of 2008, our revenue from continuing operations increased steadily and reached RMB52.48 billion, up by 3.0% from the same period of last year (Note 2). Of the total revenue, service revenue was RMB52.44 billion, up by 3.0% from the same period of last year.

Service revenue from our GSM cellular business for the first three quarters of 2008 was RMB48.45 billion, up by 2.8% from the same period of last year. The average minutes of usage (“MOU”) per subscriber per month were 247.3 minutes and the average revenue per subscriber per month (“ARPU”) was RMB42.8. Service revenue from long distance, data and Internet business was RMB3.99 billion, up by 5.6% from the same period of last year.

2.	Costs and Expenses

For the first three quarters of 2008, total costs and expenses from continuing operations, including financial gains, interest income and other gains, were RMB45.26 billion, up by 3.0% from the same period of last year. Among which, selling and marketing expenses were RMB8.20 billion, up by 3.9% from the same period of last year; depreciation and amortisation expenses were RMB16.15 billion, down by 2.4% from the same period of last year.

3.	Earnings

For the first three quarters of 2008, profit before income tax from continuing operations was RMB7.22 billion, up by 3.3% from the same period of last year. Among which, profit before income tax from GSM cellular business was RMB7.29 billion; profit before income tax from long distance, data and Internet business was RMB0.42 billion.

EBITDA (Note 3) from continuing operations was RMB23.05 billion and EBITDA margin (EBITDA as a percentage of total revenue) was 43.9%. EBITDA margin for GSM cellular business was 42.8%.

Discontinued Operations (Note 1)
For the first three quarters of 2008, profit for the period from discontinued operations, i.e. CDMA cellular business which is also classified as held for sale, was RMB1.68 billion.
Consolidated Earnings
For the first three quarters of 2008, profit for the period (Note 4) was RMB6.99 billion (including profit from continuing operations of RMB5.31 billion and profit from discontinued operations of RMB1.68 billion). Basic earnings per share was RMB0.512 and basic earnings per share for continuing operations was RMB0.389.

Note 1:	On 2 June 2008, the Company, the Company’s wholly-owned subsidiary, CUCL and China Telecom entered into the CDMA business framework agreement whereby CUCL will sell, and China Telecom will purchase, the CDMA Business. (Please refer to the Announcement on (1) Proposed Disposal of the CDMA Business by Unicom to Telecom (2) Proposed Major Transaction (3) Possible Connected Transaction and (4) Resumption of Trading issued on 2 June 2008). According to the above framework agreement and the progress of negotiations made between China Telecom and the Company, in accordance with the HKFRS 5, the management of the Company presented the proposed disposal of assets and liabilities on the unaudited condensed consolidated balance sheet as at 30 September 2008 as assets and liabilities classified as held for sale. In addition, the management of the Company recognised the CDMA business segment as discontinued operations, accordingly, profit from discontinued operations are presented separately in the unaudited condensed consolidated income statement and cash flow statement for the nine months ended 30 September 2008. The 2007 comparative figures of the unaudited condensed consolidated income statement and cash flow statement were also restated accordingly. For details, please refer to Note 6 to unaudited condensed consolidated financial information for the nine months ended 30 September 2008.

Note 2:	Upon the adoption of HKFRS in 2005, merger accounting is used by the Group to account for the combination of entities and businesses under common control in accordance with HKFRS 3 “Business Combinations” and AG 5 issued by the HKICPA. Accordingly, the results of operations and financial position of Guizhou Business are included in the consolidated financial statements of the Group as if they were always part of the Group from the beginning of the earliest period presented. As a result, comparative figures have been restated.

Note 3:	EBITDA represents profit for the period before interest income, financial gain, other gains-net, income tax and depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and financial gain may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operating results of a telecommunications service operator like our Company.

Although EBITDA has been widely applied in the global telecommunications industry as indicator to reflect the operating performance, financial capability and liquidity, it should be considered in addition to, and is not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as it does not have any standardised meaning under GAAP and is not regarded as measures of operating performance and liquidity under GAAP. In addition, it may not be comparable to similar indicators provided by other companies.

Note 4:	The new enterprise income tax law is effective from 1 January 2008 and the enterprise income tax rate is changed from 33% to 25%. For entities operating in special economic zones that previously enjoyed preferential tax rates, the applicable tax rate will be increased progressively to 25% over a five-year period. The effective tax rate of continuing operations for the nine months ended 30 September 2008 was 26.4% while the effective tax rate for the same period of last year was 35.1%.

RECENT DEVELOPMENTS
This announcement contains the Group’s financial information for the first three quarters ended 30 September 2008. Subsequently, there have been significant developments in the business and operations of the Company which are expected to have a material impact on the business, financial and trading prospects of the Group. These developments are summarized below.
1.	Disposal of the Group’s CDMA Business to China Telecom

On 2 June 2008, the Company, China United Network Communications Corporation Limited (“CUCL”, formerly known as “China Unicom Corporation Limited”, a wholly-owned subsidiary of the Company), and China Telecom Corporation Limited (“China Telecom”) entered into a CDMA business disposal framework agreement which sets out the terms and conditions on which the Company, CUCL and China Telecom will proceed with the CDMA business disposal whereby CUCL will sell, and China Telecom will purchase, the CDMA business of CUCL. On 27 July 2008, the Company, CUCL and Telecom further entered into a CDMA business disposal agreement which sets out the detailed terms and conditions on which CUCL and the Company will sell, and China Telecom will purchase, the CDMA business. The consideration for the CDMA business disposal is RMB43.8 billion and is payable in cash by China Telecom in three installments. The consideration is subject to a price adjustment mechanism, which is based on the CDMA service revenues generated by the Group for the two six-month periods ended 30 June 2007 and 30 June 2008, respectively, as set out in the circular issued by the Company dated 1 August 2008 (the “CDMA Circular”). Based on the CDMA service revenues generated by the Group for the two six-month periods ended 30 June 2007 and 30 June 2008, respectively, and as agreed by the Company and China Telecom, no adjustment was made to the consideration.

In connection with the CDMA business disposal, on 27 July 2008, CUCL agreed to waive its right to exercise its option to purchase the CDMA network from Unicom New Horizon Mobile Telecommunications Company Limited (“Unicom New Horizon”) and to terminate the CDMA lease pursuant to which CUCL leases capacity on the CDMA network from Unicom New Horizon, in each case with effect from the completion of the CDMA business disposal.

Details of the CDMA business disposal have been set out in the announcement issued by the Company on 28 July 2008 and the CDMA Circular. You may download and view these documents from the Company’s website at www.chinaunicom.com.hk, the Hong Kong Stock Exchange’s website at www.hkexnews.hk, or United States Securities and Exchange Commission (the “SEC”) website at www.sec.gov.

As the CDMA business disposal constitutes a major transaction for the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), it was subject to the approval of the Company’s shareholders. As the waiver by CUCL of the option to purchase the CDMA network and the termination of the CDMA lease constitute connected transactions for the Company under the Listing Rules, they were subject to the approval of the independent shareholders of the Company.

Pursuant to the shareholders’ meeting held on 16 September 2008, the Company’s shareholders approved the CDMA business disposal and the Company’s independent shareholders approved the waiver by CUCL of the option to purchase the CDMA network and the termination of the CDMA lease. As all of the conditions of the CDMA business disposal as specified in the CDMA business disposal agreement have been satisfied or are deemed to have been satisifed, the CDMA business disposal was completed on 1 October 2008. On 1 October 2008, China Telecom became the legal owner of the CDMA business and all the rights, interests, obligations and liabilities in relation to the CDMA business will be borne by China Telecom. The Company, CUCL and China Telecom will continue to cooperate with each other to complete the relevant procedures and take all relevant actions to effect the delivery of the CDMA business to China Telecom within 60 days after 1 October 2008 in accordance with the terms of the CDMA business disposal agreement. The Company received the first installment of the consideration in the amount of RMB30.66 billion, being 70% of the consideration, in cash from China Telecom on 4 October 2008.

2.	Merger with China Netcom

On 2 June 2008, the boards of directors of the Company and China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”), jointly announced that the Company had formally presented to the board of directors of China Netcom, and requested the board of directors of China Netcom to put forward to the shareholders of China Netcom for consideration, the proposals relating to the merger of the Company and China Netcom (the “Proposals”) by way of a scheme of arrangement of China Netcom under Section 166 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the “Scheme”). Details of the Proposals and the Scheme has been set out in the circular issued by the Company dated 15 August 2008 (the “VSA Circular”), which also includes, in Appendix IV to the VSA Circular, the full text of the document in respect of the Scheme (the “Scheme Document”). You may download and view the VSA Circular from the Company’s website at www.chinaunicom.com.hk, the Hong Kong Stock Exchange’s website at www.hkexnews.hk, or the website of the SEC’s at www.sec.gov.

As the Proposals constitute a very substantial acquisition for the Company under the Listing Rules, they were subject to the approval of the Company’s shareholders. Pursuant to the shareholders’ meeting held on 16 September 2008, the Company’s shareholders approved the Proposals and the terms of the Scheme. As all of the conditions of the Proposals and the Scheme as specified in the Scheme Document had been satisfied, on 15 October 2008, the Scheme became effective. China Netcom became a wholly-owned subsidiary of the Company and the listings of China Netcom’s shares and ADSs on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, were withdrawn.

The Company intends to continue with the existing business of China Netcom and has no intention to introduce any major changes to the business of China Netcom or to redeploy any fixed assets of China Netcom and its subsidiaries (the “Netcom Group”). The enlarged group is expected to be an integrated telecommunications operator offering wireless, fixed-line, broadband, data and value-added services to its subscribers, and is expected to be granted a 3G license. The Company intends to take measures to combine the respective experience and technologies of the Group and the Netcom Group in the wireless and fixed-line businesses, to promote business innovation and competitiveness and to improve operating and financial performance through developing targeted business strategies according to the dynamic market developments. By combining the resources and business strengths of the Company and China Netcom in different areas, and upon obtaining a license for mature 3G technology, it is intended that the enlarged group will aim to become a world-class provider of broadband communications and information services, establishing competitive advantages in technology, products and services, providing professional and multi-tiered information services and satisfying the changing and diverse needs of China’s telecommunications market.

3.	Change of Company’s name

Upon the Scheme becoming effective on 15 October 2008, the name of the Company was changed from “China Unicom Limited ” to “China Unicom (Hong Kong) Limited ”. The stock trading name used by the Company, and the ticker symbol on the New York Stock Exchange of the Company, remain unchanged.

CAUTION STATEMENT
The Board wishes to remind investors that the unaudited financial information and the financial outline for the first three quarters ended 30 September 2008 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial information for the first three quarters ended 30 September 2007 are extracted from the unaudited financial information of the Group and have been restated, and the financial information for the year ended 31 December 2007 are extracted from the audited financial statements as contained in the 2007 Annual Report.

Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first three quarters ended 30 September 2008. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED
CHU KA YEE
Company Secretary
Hong Kong, 30 October 2008
As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Directors:	Cesareo Alierta Izuel and Kim Shin Bae

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming